BAYSHORE PARTNERS, LLC

Report Pursuant to Rule 17A-5 Under
The Securities Exchange Act of 1934
December 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/17 (MM/DD/YY) AND ENDING 12/31/17 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Bayshore Partners, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

401 East Las Olas Boulevard, Suite 2360
(No. and Street)

Fort Lauderdale	FL	33301
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Craig Farlie 954-358-3800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morrison, Brown, Argiz & Farra, LLC
(Name – *if individual, state last, first, middle name*)

301 East Las Olas Boulevard, 4th Floor	Fort Lauderdale	FL	33301
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Craig Farlie _____ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bayshore Partners, LLC _____ , as of December 31 _____ , 20 17 ____ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



SANDRA WHITE-ROBERTS
Notary Public – State of Florida
Commission # GG 158050
My Comm. Expires Dec 2, 2021
Bonded through National Notary Assn

_____
Signature

Managing Director
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAYSHORE PARTNERS, LLC

CONTENTS:



MBAF
CERTIFIED PUBLIC ACCOUNTANTS AND ADVISORS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Bayshore Partners, LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Bayshore Partners, LLC (the "Company") as of December 31, 2017, and the related statements of income, changes in members' equity, and cash flows for the year then ended, and the related notes (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information in Schedules I and II is fairly stated, in all material respects, in relation to the financial statements as a whole.

We have served as Bayshore Partners, LLC's auditor since 2006.

Morrison, Brown, Argiz & Farra

Fort Lauderdale, Florida
February 28, 2018

BAYSHORE PARTNERS, LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2017

ASSETS

CURRENT ASSETS		
Cash	$	95,936
Accounts receivable		232,500
Prepaid expenses - related party		303,850
TOTAL ASSETS	$	632,286

LIABILITIES AND MEMBERS' EQUITY

CURRENT LIABILITIES		
Accounts payable and accrued expenses	$	28,543
COMMITMENTS AND CONTINGENCIES (NOTE 6)		
MEMBERS' EQUITY		603,743
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	632,286

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2017

REVENUES:	
Advisory fees	$ 6,842,578
Interest income	8
TOTAL REVENUES	6,842,586
EXPENSES:	
Overhead reimbursement – related party	6,712,871
Professional fees	51,108
Regulatory expenses	34,951
Other general and administrative expenses	33,993
TOTAL EXPENSES	6,832,923
NET INCOME	$ 9,663

The accompanying notes are an integral part of these financial statements.

BAYSHORE PARTNERS, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2017

MEMBERS' EQUITY – JANUARY 1, 2017	$ 1,084,080
DISTRIBUTIONS TO MEMBERS	(490,000)
NET INCOME	9,663
MEMBERS' EQUITY – DECEMBER 31, 2017	$ 603,743

The accompanying notes are an integral part of these financial statements.

-4-

BAYSHORE PARTNERS, LLC

STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2017

CASH FLOWS FROM OPERATING ACTIVITIES:

Net income	$ 9,663
Adjustments to reconcile net income to net cash provided by operating activities:	
Bad debt expense	32,500
Changes in operating assets and liabilities:	
Accounts receivable	(255,000)
Prepaid expenses - related party	425,349
Accounts payable and accrued expenses	5,815
TOTAL ADJUSTMENTS	208,664
NET CASH PROVIDED BY OPERATING ACTIVITIES	218,327
CASH FLOWS FROM FINANCING ACTIVITIES	
Distributions	(490,000)
NET DECREASE IN CASH	(271,673)
CASH - BEGINNING OF YEAR	367,609
CASH - END OF YEAR	$ 95,936

The accompanying notes are an integral part of these financial statements.

1.   ORGANIZATION

Bayshore Partners, LLC (the "Company") is a Florida limited liability company based in Fort Lauderdale, Florida. The Company was organized to operate as a registered broker-dealer in securities in the United States of America and provides merger and acquisition advisory services to shareholders and owners of companies as well as engages in the distribution of debt and equity securities of corporations and other entities through the private placement of such securities on a best efforts basis. The Company is a registered broker-dealer with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA").

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Financial Statement Presentation

The accounting policies and reporting practices of the Company conform to the predominant practices in the broker-dealer industry and are in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Government and Other Regulation

A broker-dealer of securities business is subject to significant regulation by various governmental agencies and self-regulatory organizations. Such regulation includes, among other things, periodic examinations by these regulatory bodies to determine whether the Company is conducting and reporting its operations in accordance with the applicable requirements of these organizations. As a registered broker-dealer, the Company is subject to the SEC's net capital rule (Rule 15c3-1) which requires that the Company maintain a minimum net capital, as defined.

Cash

The Company considers investments with an original maturity of three months or less to be cash equivalents. Financial instruments which potentially subject the Company to concentration of credit risk consist principally of cash deposits in excess of Federal Deposit Insurance Corporation ("FDIC") insured limit of $250,000. At times, such balances exceed these insured limits.

Revenue Recognition

Advisory fee income is recorded as earned based on agreed-upon terms with the Company's clients.

Income Tax

The Company is treated as a partnership for federal income tax purposes and, accordingly, generally would not incur income taxes or have any unrecognized tax benefits. Instead, its earnings and losses are included in the tax return of its members and taxed depending on the members' tax situation. As a result, the financial statements do not reflect a provision for income taxes.

The Company recognizes and measures tax positions taken or expected to be taken in its tax return based on their technical merit and assesses the likelihood that the positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. Interest and penalties on tax liabilities, if any, would be recorded in interest expense and other non-interest expense, respectively.

The U.S. Federal jurisdiction and Florida are the major tax jurisdictions where the Company files income tax returns. The Company is generally no longer subject to U.S. Federal or State examinations by tax authorities for years before 2014.

Use of Estimates in the Preparation of Financial Statements

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that might affect certain reported amounts and disclosures in the financial statements and accompanying notes during the reporting period. Accordingly, actual results could differ from those estimates.

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)**

Accounts Receivable

Accounts receivable are customer obligations due in connection with advisory services performed in the normal course of business. The Company performs continuing credit evaluations of its customers' financial condition, including review of the terms of credit, the amount of credit granted and management's past history with a customer to determine if any such amounts will potentially be uncollectible. The Company includes any accounts receivable balances that are determined to be uncollectible in its overall allowance for doubtful accounts. After all attempts to collect a receivable have failed, the receivable is written off against the allowance. Total bad expense related to accounts receivable for the year ended December 31, 2017 was $32,500, which is included in the statement of income within the caption "other general and administrative expenses". Based on information available, management does not deem that an allowance for doubtful accounts is necessary as of December 31, 2017.

Concentration of Credit Risk

Advisory fee income from the Company's four largest customers accounted for approximately 69% of advisory fee income for the year ended December 31, 2017. As of December 31, 2017, two customers, not related to the sales concentration above, made up approximately 96% of accounts receivable.

Recently Issued Accounting Pronouncement

Revenue From Contracts With Customers

In May 2014, the Financial Accounting Standards Board ("FASB") issued an Accounting Standard Update ("ASU") on revenue recognition. This ASU outlines a single comprehensive model to use in accounting for revenue arising from contracts with customers. This standard supersedes existing revenue recognition requirements and eliminates most industry-specific guidance from U.S. GAAP. The core principle of the revenue recognition standard is to require an entity to recognize as revenue the amount that reflects the consideration to which it expects to be entitled in exchange for goods or services as it transfers control to its customers. This ASU is effective for the Company on January 1, 2018. The ASU can be applied using a full retrospective method or a modified retrospective method of adoption. The Company will adopt the new standard using the modified retrospective transition method, under which the cumulative effect of initially applying the new guidance is recognized as an adjustment to the opening balance of retained earnings on the first day of fiscal year 2018. The Company is continuing the assessment of the impact of this ASU on its results of operations, financial position, cash flows and disclosures; the Company's assessment will be finalized during fiscal year 2018. We continue to monitor additional changes, modifications, clarifications or interpretations undertaken by the FASB, which may impact our current conclusions.

Subsequent Events

The Company has evaluated subsequent events through February 28, 2018, which is the date the financial statements were available to be issued.

3. **NET CAPITAL REQUIREMENT**

The Company, as a registered broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain "Net Capital" equal to the greater of $5,000 or 6 2/3% of "Aggregate Indebtedness," as defined, and requires that the ratio of aggregate indebtedness to net capital shall not exceed 15 to 1. At December 31, 2017, the Company had net capital of $67,393 which was $62,393 in excess of its required net capital of $5,000. At December 31, 2017, the ratio of "Aggregate Indebtedness" to "Net Capital" was 0.42 to 1.

4. **RELATED PARTY TRANSACTIONS**

The Company is party to a Services Agreement with a company under common ownership ("related party") effective January 1, 2015. Under this agreement, the Company reimburses the related party for overhead and salaries for shared personnel. For the year ended December 31, 2017, the Company paid $6,712,871 for reimbursement of overhead and salaries.

4.   RELATED PARTY TRANSACTIONS (CONTINUED)

This reimbursement of overhead and salaries are included in overhead reimbursement - related party expenses in the accompanying statement of income. As of December 31, 2017, the Company prepaid approximately $303,850 of service fees to the related party which are included as prepaid expenses - related party in the accompanying statement of financial condition. The Service Agreement is expected to be terminated during the first quarter of 2018, at which point, the Company will record all of its expenses as they relate to the broker dealer operations.

5.   MEMBERS' CAPITAL

The Company operates under an operating agreement ("Agreement") with a perpetual term, unless terminated under provisions of the Agreement. Membership capital is non-interest bearing and members are not entitled to withdraw or demand capital amounts, unless as provided for in the Agreement. Profit and losses are allocated principally based on each members pro rata share of total capital.

6.   COMMITMENTS AND CONTINGENCIES

The Company is exposed to various asserted and unasserted potential claims encountered in the normal course of business. In the opinion of management, the resolution of these matters will not have a material effect on the Company's financial position or results of operations.

SUPPLEMENTAL SCHEDULES

BAYSHORE PARTNERS, LLC

SCHEDULE I
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2017

CREDITS		
Members' equity	$	603,743
DEBITS		
Accounts receivable		232,500
Prepaid expenses – related party		303,850
TOTAL DEBITS		536,350
NET CAPITAL		67,393
MINIMUM NET CAPITAL REQUIREMENT 6-2/3% OF AGGREGATE INDEBTEDNESS OF $28,543 OR $5,000, WHICHEVER IS GREATER		5,000
EXCESS NET CAPITAL	$	62,393
EXCESS NET CAPITAL @ 1000% (NET CAPITAL LESS 120% OF MINIMUM NET CAPITAL REQUIREMENTS)	$	61,393
SCHEDULE OF AGGREGATE INDEBTEDNESS		
Accounts payable and accrued expenses		28,543
TOTAL AGGREGATE INDEBTEDNESS	$	28,543
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		0.42 to 1

See Report of Independent Registered Public Accounting firm.

BAYSHORE PARTNERS, LLC

SCHEDULE II
RECONCILIATION OF COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION TO COMPANY'S
CORRESPONDING UNAUDITED FORM X-17a-5, PART II FILING
AS OF DECEMBER 31, 2017

There are no material differences between the preceding computation and the Company's corresponding unaudited IIA of Form X-17a-5 as of December 31, 2017.

See Report of Independent Registered Public Accounting firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
Bayshore Partners, LLC

We have reviewed management's statements, included in the accompanying Exemption Report, in which (1) Bayshore Partners, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Bayshore Partners, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provision") and (2) Bayshore Partners, LLC stated that Bayshore Partners, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Bayshore Partners, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Bayshore Partners, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Morrison, Brown, Argiz & Farra

Fort Lauderdale, Florida
February 28, 2018

BAYSHORE PARTNERS, LLC

Bayshore Partners, LLC's Exemption Report

Bayshore Partners, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

1. Bayshore Partners, LLC claimed an exemption 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(2)(i) for the fiscal year ended December 31, 2017.

2. Bayshore Partners, LLC met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(2)(i) throughout the most recent fiscal year of January 1, 2017 to December 31, 2017, without exception.

Bayshore Partners, LLC

I, Michael Turner, affirm that, to my best knowledge and belief, this Exemption Report is true and correct.

____
Signature

Managing Director
Title

Feb 13, 2018

401 East Las Olas Blvd., Suite 2360 · Fort Lauderdale, FL 33301 · P. 954.358.3800 · F. 954.358.3838

BAYSHORE PARTNERS, LLC

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR DETERMINATION
OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION
OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND
EXCHANGE COMMISSION AS OF DECEMBER 31, 2017

In accordance with the exemptive provisions of SEC Rule 15c3-3, especially exemption k (2) (i), the Company is exempt from the computation of reserve requirements and the information relating to the possession or control requirements. During 2017, the Company did not provide services to warrant the maintenance of a "Special Account for the Exclusive Benefit of customers."